EXHIBIT 1

Level 18, 275 Kent Street
Sydney, NSW, 2000

21 October 2020

Westpac and AUSTRAC agreement approved by Federal Court

Westpac acknowledges today’s approval by the Federal Court of the agreement between Westpac and AUSTRAC to resolve the civil proceedings commenced by AUSTRAC in the Federal Court of Australia on 20 November 2019.

As noted in an ASX statement by Westpac on 24 September 2020, Westpac will pay a civil penalty of $1.3 billion in relation to admitted contraventions of the Anti-Money Laundering and Counter-Terrorism Financing Act 2006.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.